EXHIBIT 1.01
Lincoln Electric Holdings, Inc
Conflict Minerals Report
For the Year Ended December 31, 2013
General
As used in this report, the term "Company," except as otherwise indicated by the context, means Lincoln Electric Holdings, Inc. and its wholly-owned and majority-owned subsidiaries for which it has a controlling interest. The Company’s product portfolio is primarily grouped into welding consumables, which include consumable electrodes, fluxes and brazing products and equipment, consisting of arc welding power sources, wire feeding systems, robotic welding packages, fume extraction equipment, CNC plasma and oxy-fuel cutting systems.
The Company has, through wholly-owned subsidiaries or joint ventures, manufacturing facilities located in the United States, Brazil, Canada, China, Colombia, France, Germany, India, Indonesia, Italy, Mexico, the Netherlands, Poland, Portugal, Russia, Turkey, the United Kingdom and Venezuela. The principal raw materials essential to the Company's business are steel, electronic components, engines, brass, copper, silver, aluminum alloys and various chemicals, all of which are normally available for purchase in the open market.

Due Diligence Framework Design and Measures Performed
Design of Due Diligence Framework
The Company's due diligence framework has been designed to conform to the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition and the related supplements for conflict minerals and their derivatives, including tin, tantalum, tungsten and gold which are commonly termed “3TG” (here forward “Conflict Minerals”).
Description of Due Diligence Measures Performed
Management Systems
The Company established a Conflict Minerals Steering Committee (the "Committee") led by the Executive Vice President, General Counsel & Secretary and consisting of a cross functional team from legal, finance, information technology, supply chain management and research and development. The Committee developed the Company's Conflict Minerals policy, related procedures and compliance strategy.
Identify and Assess Risk in the Supply Chain
The purchased raw materials and components determined to contain Conflict Minerals were reviewed to determine the supplier(s) of the purchased item. Local management engaged identified suppliers, inquiring as to the purchased item’s country of origin, including whether any of their downstream suppliers obtained materials from the Democratic Republic of the Congo or its surrounding areas (the “Covered Countries”).
Local management monitored the completion of supplier inquiries including the review of received responses to ensure that they were complete and did not include what management has defined as inconsistencies. An incomplete or inconsistent response would require further follow-up.
All questionnaire responses and observations for each item were aggregated by local management and submitted to the Corporate Director of Environmental Health and Safety (the "EHS Director"). The EHS Director aggregated all inquiry responses and provided Corporate management a summary of the supplier engagement results.

Design and Implement a Strategy to Respond to Risks
As noted above, local management monitored the completion of supplier inquiries keeping track of those which were unresponsive, incomplete or inconsistent. Suppliers which were unresponsive, indicated that the origins of the Conflict Minerals were unknown or provided responses with inconsistencies, were flagged for subsequent follow-up. Suppliers which responded that raw materials or components were sourced from Covered Countries will be subjected to additional due diligence procedures to determine if their upstream suppliers or smelters are supporting any armed groups.
The EHS Director aggregated all inquiry responses and provided Corporate management a summary of the supplier engagement results.
Carry Out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain
During the supplier inquiry response review, if a supplier provides the name of a smelter or source mine, the Company would compare the reply to the listing of smelters from the Conflict-Free Smelter Program thereby relying on the program's processes.
Report on Supply Chain Due Diligence
This report is available on the Company's website at www.lincolnelectric.com.

Results
The Company is many steps removed from the facilities used to process the Conflict Minerals used in its products and continues to work to identify these facilities and the country of origin of the minerals. The Company continues to engage with its suppliers in an effort to obtain this information, however it is unable to disclose the facilities that processed the conflict minerals in its products at this time.

Independent Audit
An independent private sector audit is not required at this time.

Forward-looking Statements
The Company’s expectations and beliefs concerning the future contained in this report are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements reflect management’s current expectations and involve a number of risks and uncertainties.  Forward-looking statements generally can be identified by the use of words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “forecast,” “guidance” or words of similar meaning.  Actual results may differ materially from such statements due to a variety of factors that could adversely affect the Company’s operating results.  The factors include, but are not limited to: general economic and market conditions; the effectiveness of operating initiatives; interest rates; currency exchange rates and devaluations, including in highly inflationary countries such as Venezuela; adverse outcome of pending or potential litigation; actual costs of the Company’s rationalization plans; possible acquisitions; market risks and price fluctuations related to the purchase of commodities and energy; global regulatory complexity; and the possible effects of events beyond our control, such as political unrest, acts of terror and natural disasters, on the Company or its customers, suppliers and the economy in general.  For additional discussion, see “Item 1A. Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013.